October 6, 2022 Mr. Patrick Kuhn Mr. Doug Jones Division of Corporate Finance Office of Trade & Services United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Re: ICON PLC Form 20-F for the Year Ended December 31, 2021 Form 6-K Furnished January 12, 2022 Form 6-K Furnished July 27, 2022 File No. 333-08704 Dear Mr. Kuhn and Mr. Jones: ICON plc (the “Company”, “we”, or “our”) is pleased to respond to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by electronic mail on Friday, September 22, 2022 (the “Comment Letter”) related to the Company’s Form 20-F for the fiscal year ended December 31, 2021, filed with the Commission on March 1, 2022 (the “2021 Form 20-F”); Form 6-K furnished to the Commission on January 12, 2022; and Form 6-K furnished to the Commission on July 27, 2022. In this letter, we have referred to each Staff comment in bold and have followed it with the Company’s response to the Staff. Response dated September 1, 2022 Form 20-F for the Year Ended December 31, 2021 Notes to the Consolidated Financial Statements Note 17. Disaggregation of Revenue, page 146 1. Refer to comment 5. You state each service disclosed in Note 2c represents the same service of outsourced services to the biopharmaceutical industry. However, it appears the underlying nature of each service differs, particularly in regard to the basis upon which progress is measured, how the transaction price is determined, the duration of the services and the deliverable. Please explain to use in greater detail how your current disclosure satisfied the requirements of ASC 606-10-50. Company response: The Company acknowledges the Staff’s comments and respectfully reiterates that all the Company’s revenue from contracts with customers is derived from outsourced clinical research services provided to the biopharmaceutical industry. The Company offers its customers a solution for their clinical research needs that contain a variety of complementary services. In performing a clinical trial, a biopharmaceutical company can outsource all or any number of these services to the Company. Nevertheless, these individual services have not been disaggregated in our revenue disclosures, as the services do not have substantially different characteristics. The Company believes these complimentary services share similar economic characteristics because they are all clinical development services with the economic benefits under the contract transferring to the customer over time. The output of these services is the same regardless of whether delivered individually or as part of a full-service clinical trial. Additionally, the application of the ASC 606 model to each of these services, including the election of practical expedients, does not result in substantially different patterns of revenue recognition. Finally, we often sell a variety of these services to our significant customers, both individually and as part of a full-service clinical trials. These points support management’s view that the Company’s service offerings are complimentary and share similar economic characteristics. The Company determined that its contracts with customers for services it provides (disclosed in Note 2c) represent the same:  nature of services (clinical research services to the biopharmaceutical industry),  types of customers (biopharmaceutical companies),  sales channels (direct sales),  timing of transfer of services (based on cost),  transaction price (realizable contract value), and  contract duration (multi-year service agreements). There is not significant variability in how economic factors affect the nature, timing and uncertainty of the Company’s contracts with customers. Upon review of Note 2c, the Company acknowledges that the disclosure of services provided to customers regarding the similarity of the nature, timing and uncertainty of revenues and cash flows from these services may suggest variability in how economic factors affect the nature and timing of the Company’s contracts with customers. However, the customer base, profile, industry or sector and nature of services provided are consistent across the contracts with customers. The Company intends to clarify this disclosure in future filings with the Commission, which we have included in Appendix I, which sets out that these services which form an integral part of delivering a clinical trial do not have substantially different economic characteristics. Nevertheless, the Company considers it helpful to investors to provide the detailed description of these complementary services. The Company also wishes to provide the Staff with greater detail supporting the sufficiency of disaggregated revenue disclosures in accordance with ASC 606-10-50 as detailed below. ASC 606-10-55-89 states that some entities may need to use more than one type of category to meet the objective in paragraph 606-10-50-5 for disaggregating revenue while other entities may meet the objective by using only one type of category to disaggregate revenue. The Company believes that the disclosure of revenues by the geographical regions and by customer profile depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The geographical disaggregation provides users the ability to view the sources of revenue in a global economy. The customer profile (concentration) provides users detail regarding customer exposure. In both cases, the disaggregation disclosures provide users the ability to evaluate revenue diversification (by geography or customer) relative to historical periods or peers. Therefore, the Company believes that it meets the objective of ASC 606-10-50-5 with the disaggregation of revenue by geographical region and customer concentration. The Company acknowledges the Staff comments regarding the four perceived differences in the Company’s service offerings and clarifies each of these as follows:  Basis upon which progress is measured – Services recognize revenue over time as the performance obligation is satisfied. In Note 2c, the Company discloses several measures of progress for services delivered. Management selected these measures of progress as the best approximation of delivery of the service obligation all of which are over time.  How the transaction price is determined – In all cases, the transaction price is determined by reference to the contract and an assessment of realizable value which has regard to customer experience.

 Duration of the services – Services are long-term in nature, and contracts typically range in duration from a few months to several years. This duration is consistent across all of the Company’s services.  Deliverable – In all cases, the nature of the services provided are outsourced clinical research development services to the biopharmaceutical industry. As illustrated in the Company’s previous response filed on September 1, 2022, in considering the application of ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91, the Company examined the service offerings including clinical trial, laboratory, contracting, consulting and data services. The Company concluded that the nature, amount, timing, and uncertainty of revenue recognized from contracts with customer would not change based on these types of services. The Company respectfully advises the Staff that, while services may vary, the revenue recognized is entirely from the provision of these complementary services to the biopharmaceutical industry. These services are often delivered as one clinical trial contract and revenue is recognized on a cost to cost basis for the performance obligation as a whole. The Company therefore believes that it has satisfied the disclosure requirements of ASC 606- 10-50. 2. In connection with the above comment, please explain to us and disclose as appropriate what revenue disaggregation by customer profile represents and how this is useful information for your investors. Company response: The Company respectfully acknowledges the Staff’s comments and seeks to clarify that the Company’s revenue disaggregation by customer profile presents revenue by customer concentration. The Company depends on a limited number of customers and a loss of, or significant decrease in, business from one or more of them could affect our business. The Company disclosed this matter as a risk factor within Part 1, Item 3.D of the Form 20-F for the year ended December 31, 2021. Management also included additional disaggregation by customer concentration within the financial statements to provide further detail regarding these concentrations. The Company regularly receives queries from investors on the performance of its largest customers. This disclosure assists investors in better understanding the risk and uncertainties of the Company’s revenues and cash flows. If you have any questions or further comments about this response, please contact me by email at Brendan.Brennan@iconplc.com or by phone at +353 1 291 2023. Sincerely, /s/ Brendan Brennan Brendan Brennan Chief Financial Officer ICON plc.

Appendix I – Clarified Disclosure of Note 2c The Company earns revenues by providing a number of different services to its customers. These services, which are integral elements of the clinical development process, include clinical trials management, consulting, contract staffing, data services and laboratory services. These services, which are described in detail below, can be purchased collectively or individually as part of a clinical trial contract. There is not significant variability in how economic factors affect these services. Contracts range in duration from several months to several years. ASC 606 requires application of five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation(s), which have been applied to revenue recognized from each service described below. Clinical trial service revenue A clinical trial service is a single performance obligation satisfied over time, i.e. the full-service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research projects. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/ reimbursable expenses) adjusted to reflect a realizable contract value. Revenue is recognized over time as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured based on an input measure being total project costs incurred (inclusive of pass-through/ reimbursable expenses) at each reporting period as a percentage of forecasted total project costs. Laboratory services revenue Revenue is recognized when, or as, obligations under the terms of a contract are satisfied, which occurs when control of the products or services are transferred to the customer. Revenue for laboratory services is measured as the amount of consideration we expect to receive in exchange for transferring products or services. Where contracts with customers contain multiple performance obligations, the transaction price is allocated to each performance obligation based on the estimated relative selling price of the promised good or service. Service revenue is recognized over time as the services are delivered to the customer based on the extent of progress towards completion of the performance obligation. The determination of the methodology to measure progress requires judgment and is based on the nature of services provided. This requires an assessment of the transfer of value to the customer. The right to invoice measure of progress is generally related to rate per unit contracts, as the extent of progress towards completion is measured based on discrete service or time-based increments, such as samples tested or labor hours incurred. Revenue is recorded in the amount invoiced since that amount corresponds to the value of the Company's performance and the transfer of value to the customer. Contracting services revenue The Company has availed of the practical expedient which results in recognition of revenue on a right to invoice basis. Application of the practical expedient reflects the right to consideration from the customer in an amount that corresponds directly with the value to the customer of the performance completion to date. This reflects hours performed by contract staff. Consulting services revenue Our consulting services contracts represent a single performance obligation satisfied over time. The transaction price is determined by reference to contract or change order value. Revenue is recognized over time as the performance obligation is satisfied. The progress towards completion for consulting contracts is measured based on total project inputs (time) at each reporting period as a percentage of forecasted total project inputs. Data services revenue The Company provides data reports and analytics to customers based on agreed-upon specifications, including the timing of delivery, which is typically either weekly, monthly, or quarterly. If a customer requests more than one type of data report or series of data reports within a contract, each distinct type of data report is a separate performance obligation. The contracts provide for the Company to be compensated for the value of each deliverable. The transaction price is determined using list prices, discount agreements, if any, and negotiations with the customers, and generally includes any out-of-pocket expenses. Typically, the Company bills in advance of services being provided with the amount being recorded as unearned revenue.

When multiple performance obligations exist, the transaction price is allocated to performance obligations on a relative standalone selling price basis. In cases where the Company contracts to provide a series of data reports, or in some cases data, the Company recognizes revenue over time using the “units delivered” output method as the data or reports are delivered. Expense reimbursements are recorded to revenue as the expenses are incurred as they relate directly to the services performed. Certain arrangements include upfront customization or consultative services for customers. These arrangements often include payments based on the achievement of certain contractual milestones. Under these arrangements, the Company contracts with a customer to carry out a specific study, ultimately resulting in delivery of a custom report or data product. These arrangements are a single performance obligation given the integrated nature of the service being provided. The Company typically recognizes revenue under these contracts over time, using an output-based measure, generally time elapsed, to measure progress and transfer of control of the performance obligation to the customer. Expense reimbursements are recorded to revenue as the expenses are incurred as they relate directly to the service performed. The Company enters into contracts with some of its larger data suppliers that involve non-monetary terms. The Company issues purchase credits to be used toward the data supplier's purchase of the Company's services based on the fair value of the data obtained. In exchange, the Company receives monetary discounts on the data received from the data suppliers. The fair value of the revenue earned from the customer purchases is recognized as services are delivered as described above. At the end of the contract year, any unused customer purchase credits may be forfeited or carried over to the next contract year based on the terms of the data supplier contract. Commissions Incremental costs of obtaining a contract are recognized as an asset on the Consolidated Balance Sheet in respect of those contracts that exceed one year. Where commission costs relate to contracts that are less than one year, the practical expedient is applied as the amortization period of the asset which would arise on deferral would be one year or less.